January 30, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced BioHealing, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-172442
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-172442) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011 and amended on March 31, 2011, April 14, 2011, May 4, 2011 and May 16, 2011 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to the acquisition of the Company. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please call me at (203) 682-7224 or John K. Knight of Davis Polk & Wardwell LLP, outside counsel to the Company, at (212) 450-4597.

Sincerely, ADVANCED BIOHEALING, INC.

By	/s/ Luke J. Albrecht
Luke J. Albrecht Senior Counsel and Corporate Secretary

cc: John K. Knight, Davis Polk & Wardwell LLP